EXHIBIT 21.0

LIST OF SUBSIDIARIES OF FIRST CAPITAL, INC.

Subsidiary	Organized Under the Laws of
First Harrison Bank	Indiana
First Harrison Investments, Inc.	Nevada
First Harrison, LLC	Nevada
First Harrison Holdings, Inc.	Nevada
First Harrison REIT, Inc.	Maryland
Heritage Hill, LLC	Kentucky
FHB Risk Mitigation Services, Inc.	Nevada